

June 8, 2009


**Via Facsimile and U.S. Mail**

Brian M. Carter
Chief Executive and Financial Officer
World Racing Group, Inc.
7575 Westwinds Boulevard, Suite D
Concord, NC 28927

> **Re:** **World Racing Group, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed May 28, 2009 by World Racing Group, Inc., Vicis Capital Master Fund, and Vicis Capital LLC**
> **File No. 005-79158**
>
> **Amendment to Preliminary Schedule 14C filed May 28, 2009**
> **File No. 000-18045**


Dear Mr. Carter:

      We have reviewed the filings referenced above and your responses to the comments in our letters dated April 24, 2009 and have the following additional comments.

**Schedule 13E-3**

Introduction, page 1

1.      We note that in the first paragraph, you define Vicis Capital Master Fund and Vicis Capital LLC together as "Vicis" and on page 2 of your filing you define Vicis Capital LLC as "Vicis" and Vicis Capital Fund as the "Fund." Please revise to rectify this discrepancy.

Prior Stock Purchases, page 2

2.      We note your response to comment 8 and reissue. Please discuss, for example, what you mean by the "financial condition of the Company," the "then current market price of the Company's Common Stock," and the "other considerations." Please discuss the steps you took to ensure the "arms length" nature of the transaction.

3.      We note your response to comment 9 and reissue the comment. Please disclose the average purchase price of your Common Stock for each quarter during which Vicis' purchases in 2008 occurred. Refer to Item 1002(f) of Regulation M-A.

4.      We note your response to prior comment 14. You note that SDS Capital Group SPC Ltd., Trellus Management LLC, Matador, Inc. and Vicis "conferred" with BHP. You do not confirm, however, that such entities independently initiated contact with BHP to indicate that they wished to effect a written consent. Further, your disclosure on page 16 indicates that management circulated a draft form of written consent as early as February 7, 2009 and that BHP contacted certain shareholders thereafter. Given these facts, it would appear that the company, through BHP, engaged in a partial solicitation of proxies. Accordingly, the exemption included in Rule 14a-2(b)(2) would not apply to the solicitations done on behalf of the company. Please refile on a Schedule 14A or advise.

Financial Information, page 5

5.      We note your response to comment 13 and your assertion that the $58,000 amount necessary to finance the transaction is "clearly immaterial." We also note that on page 26 of your Schedule 14C you state that after the Reverse Stock Split you will have decreased working capital which may have a material effect on your capitalization, liquidity, results of operation and cash flow. Please reconcile the apparent discrepancy in these statements or advise.

**Schedule 14C**

Reasons for and Purposes of the Reverse Stock Split, page 9

6.      We note your response to comment 26 and reissue in part. Please identify all of the intangible costs of being a public company you deem material, rather than listing only a couple and stating that these are "among others."

7.      Please further explain why the benefits of being a public company were available to you when you began operations and are not available to you now.

8.      Please quantify the estimated costs to you of complying with Section 404(b) of the Sarbanes-Oxley Act, which you state is anticipated to add "significantly" to your costs and burdens of remaining a public company.

Background of the Reverse Stock Split, page 13

9.      We note your discussion on page 15 regarding Burnham Hill Partners LLC.  Please disclose any interest or benefit that Burnham Hill Partners LLC has in this transaction, including all compensation paid in connection with soliciting consents from shareholders.  Please identify the Senior Managing Director.  Please also provide a summary of all material terms of any compensation agreement or arrangement you have with Burnham Hill Partners. Refer to Item 1009 of Regulation M-A.  Please make conforming changes to the disclosure provided in response to Item 14 of Schedule 13e-3.

10.     We note your response to comment 27 and reissue. Please revise to describe the deliberative process management took to determine a 101-1 ratio, including whether either management or the Board considered an alternative ratio that would have enabled more unaffiliated security holders to retain an ownership interest. Please explain how this ratio, as opposed to all other ratios considered, balances your desire to "reduce the number of record stockholders," to "minimize the cost of the Reverse Stock Split," and to minimize the "impact on unaffiliated shareholders."

11.     Similarly, describe alternative price ranges that were discussed by management and explain how the price chosen balances your desire to minimize the cost of the Reverse Stock Split as well as to minimize the impact on unaffiliated shareholders.

12.     We note your response to comment 36 and reissue in part. Please revise to clarify that the Board did <u>not</u> undertake a balance sheet and liquidation analysis.

13.     We note your response to comment 37 and reissue. Please explain how, in light of the "extremely limited liquidity" of your stock, shareholders could either sell or buy your shares over the OTC Bulletin Board in anticipation of the Reverse Stock Split.

14.     Please relocate the fairness section discussion such that it appears before the tax consequences section.

Absence of a Fairness Opinion, page 21

15.     We note your response to comment 38 and reissue in part. Clarify your disclosure to state, if true, that the Board did not take any steps to investigate the cost of obtaining a fairness opinion for this transaction.

Vote Required, page 24

16.     We reissue prior comment 40.  Provide support for the revised disclosure.
        Specifically address whether consideration was given to shareholders' actions given
        the potential significance of a going private transaction to such shareholders.

Costs of the Reverse Stock Split, page 26

17.     Please disclose any costs associated with engaging Burnham Hill Partners LLC to
        provide services related to the going private transaction.

Interests of Certain Persons, page 27

18.     We note that you estimate that you will pay Disclosure Law Group approximately
        $15,000 in legal fees. Please reconcile this number with the $25,000 budget item on
        page 26 that you have attributed to "Legal Fees."

Financial Statements, page 29

19.     We reissue prior comment 45 in part. Please disclose all of the summary financial
        information for fiscal years 2007 and 2008.  Also, present the ratio of earnings to
        fixed charges as a ratio.

20.     We note your response to prior comment 47.  In light of Vicis' execution of a written
        consent effecting the going private transaction and its inclusion as a filing person in
        the going private transaction, it would appear that Vicis is a participant in a
        transaction having the purpose or effect of changing or influencing control.  See Rule
        13d-1(e)(1)(i).  Accordingly, we disagree with your conclusion that Vicis remains
        eligible to file on a Schedule 13G.  Please refer to Rule 13d-1(g) and file an
        amendment on Schedule 13D.

**\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\***

        As appropriate, please amend your Schedule 13E-3 and the accompanying disclosure
documenting response to these comments.  You may wish to provide us with marked copies of
the amendments to expedite our review.  Please furnish a cover letter with your amendment that
keys your responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review.  Please electronically file your
correspondence on EDGAR.  Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.
No 10-K comments.

        You may contact Chanda Delong at (202) 551-3490, Staff Attorney, Mellissa Campbell
Duru, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3757 or me at (202)

551-3324 with any questions.

Sincerely,


John Stickel
Attorney-Advisor


cc:    Daniel W. Rumsey
       *via facsimile:* (310) 317-7484